SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER


                    Pursuant to Rule 13a-16 or 15d-16 of the

                         Securities Exchange Act of 1934


                           For the month of July 2005


                       FRESENIUS MEDICAL CARE CORPORATION
                 -----------------------------------------------
                 (Translation of registrant's name into English)



                              Else-Kroner Strasse 1
                                61346 Bad Homburg
                                     Germany
                    ----------------------------------------
                    (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

         Form 20-F [X]        Form 40-F  [ ]

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes [ ]              No [X]

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

         Attached hereto as Exhibit 99.1, Exhibit 99.2, and Exhibit 99.3 are the uncertified English translations of the of the following documents relating to the Extraordinary General Meeting to be held August 30, 2005:

         Conversion Report on the Conversion of Preference Shares into Ordinary Shares

         Report on the Reasons for the Exclusion of the Pre-emptive Rights in Connection with the Creation of Authorized Capital

         Transformation report setting forth the reasons for the transformation.


                                    EXHIBITS

Exhibit 99.1 Uncertified English translation of the Conversion Report on the Conversion of Preference Shares into Ordinary Shares

Exhibit 99.2 Uncertified English translation of Report on the Reasons for the Exclusion of the Pre-emptive Rights in Connection with the Creation of Authorized Capital

Exhibit 99.3 Uncertified English translation of Transformation report setting forth the reasons for the transformation.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

DATE: July 26, 2005

                                     FRESENIUS MEDICAL CARE
                                     AKTIENGESELLSCHAFT


                                     By: /s/ DR. BEN LIPPS
                                         ---------------------------------------
                                         Name:  Dr. Ben Lipps
                                         Title: Chief Executive Officer and
                                                Chairman of the Management Board



                                     By: /s/ LAWRENCE A. ROSEN
                                         ---------------------------------------
                                         Name:  Lawrence A. Rosen
                                         Title: Chief Financial Officer


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